Exhibit 99.2

AMENDED AND RESTATED FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Kolibri Global Energy Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserve data.

An independent qualified reserve evaluator has evaluated and reviewed the Company’s reserves data. The report of the independent qualified reserves evaluator was previously filed with the securities regulatory authorities on March 20, 2024. An amended and restated Form 51-101F1 report based on the previously filed report by the qualified reserves evaluator is being submitted herewith.

The Reserves Committee of the Board of Directors of the Company has:

1.	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator.
2.	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
3.	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

1.	the content and filing with securities regulatory authorities of an amended and restated Form 51-101F1 containing reserves data and other oil and gas information.
2.	the filing of Form 51-101F2, which is the report of the independent qualified reserves evaluators on the reserves data; and
3.	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

“Wolf Regener”
WOLF REGENER,
President & Chief Executive Officer

“Gary Johnson”
GARY JOHNSON,
Chief Financial Officer & Vice President

“Leslie O’Connor”
LESLIE O’CONNOR,
Director

“Evan Templeton”
EVAN TEMPLETON,
Director

Dated this 25th day of March, 2024